UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 11, 2023, ADC Therapeutics SA (the “Company”) made available its updated investor presentation that it intends to use at the Morgan Stanley Global Healthcare Conference and in the future, a copy of which is attached hereto as Exhibit 99.1. In addition, the Company announced that the implementation of the new commercial model took longer than the Company expected and consequently, the disruption to the organization continued well into the third quarter of 2023. As a result, the Company is withdrawing its 2023 revenue guidance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: September 11, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation dated September 11, 2023